UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NUMBER 1


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

                          Under Section 12 (b) or (g)
                     of the Securities Exchange Act of 1934

                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                 (Name of Small Business Issuer in its Charter)


      Florida                                              65-0574760
      -------                                              ----------
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
Incorporation or Organization)


11601 Biscayne Boulevard - #201
Miami, Florida                                                33181
--------------------------------                            ----------
(Address of Principal Executive                             (Zip Code)
 Offices)

                           Issuer's Telephone Number:
                                 (305) 893-9273

        Securities to be registered pursuant to Section 12(b) of the Act:

                      Common Stock, no par value per share
                      ------------------------------------
                                (Title of Class)

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                      ----

                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                          (A Development Stage Company)


                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------


                                                                        PAGE
                                                                        ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                       F-1

FINANCIAL STATEMENTS

  Balance Sheet                                                          F-2

  Statements of Operations                                               F-3

  Statements of Stockholders' Deficiency                                 F-4

  Statements of Cash Flows                                               F-5


  Notes to Financial Statements                                      F-6 to F-13

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Directors
Distribution Management Services, Inc.
 (A Development Stage Company)
North Miami, Florida

We have audited the accompanying balance sheet of Distribution Management Services, Inc. (A Development Stage Company) as of May 31, 1999, and the related statements of operations, stockholders' deficiency and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Distribution Management Services, Inc. (A Development Stage Company) as of May 31, 1999 and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring net losses and is dependent upon the continued sale of its securities or obtaining debt financing for funds to meet its cash requirements. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                            RACHLIN COHEN & HOLTZ LLP

Miami, Florida
September 13, 1999

                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                          (A Development Stage Company)

                                 BALANCE SHEETS

                                                                                             August 31,             May 31,
                               ASSETS                                                           1999                 1999
                               ------                                                           ----                 ----
                                                                                            (Unaudited)
Current Assets:
   Cash                                                                                      $  37,796            $   207,869
   Restricted cash - certificate of deposit                                                     10,000                 10,000
   Accounts receivable                                                                           1,803                   --
   Prepaid interest                                                                             15,786                 17,786
                                                                                             ---------            -----------
         Total current assets                                                                   65,385                235,655

Property, Plant and Equipment                                                                  907,862                904,846

Other Assets                                                                                     4,590                  4,590
                                                                                             ---------            -----------
         Total assets                                                                        $ 977,837            $ 1,145,091
                                                                                             =========            ===========

              LIABILITIES AND STOCKHOLDERS' DEFICIENCY
              ----------------------------------------

Current Liabilities:
   Accounts payable, construction liens                                                      $  96,445            $    96,445
   Accrued interest                                                                             49,582                 45,021
   Notes payable - stockholder and related party                                               194,643                205,534
   Advance payable                                                                              65,746                 75,000
   Current portion of obligation related to litigation settlement                               50,000                185,000
                                                                                             ---------            -----------
         Total current liabilities                                                             456,416                607,000
                                                                                             ---------            -----------

Long-Term Debt:

   Mortgage payable                                                                            375,000                375,000
   Obligation related to litigation settlement                                                 225,000                225,000
                                                                                             ---------            -----------
                                                                                               600,000                600,000
                                                                                             =========            ===========

Commitments and Contingencies                                                                     --                     --

Stockholders' Deficiency:

   Common stock; 15,000,000 shares of $.001 par value
      authorized; 5,050,000 shares issued and outstanding                                        5,050                  5,050
   Additional paid-in capital                                                                  782,390                777,404
   Deficit accumulated during the development stage                                           (862,419)              (840,763)
   Subscription receivable                                                                      (3,600)                (3,600)
                                                                                             ---------            -----------
         Total stockholders' deficiency                                                        (78,579)               (61,909)
                                                                                             ---------            -----------
         Total liabilities and stockholders' deficiency                                      $ 977,837            $ 1,145,091
                                                                                             =========            ===========

                      See notes to financials statements.

             DISTRIBUTION MANAGEMENT SERVICES, INC.
           (A Development Stage Company)

             STATEMENTS OF OPERATIONS

                                                    Three Months Ended
                                                        August 31,                         Year Ended May 31,            Cumulative
                                                        ----------                         ------------------               from
                                                 1999               1998                1999              1998            Inception
                                                 ----               ----                ----              ----            ---------
                                                       (Unaudited)                                                       (Unaudited)
Revenues:
   Recycling fees                             $    18,334        $      --          $     7,315        $      --          $  25,649
   Interest                                           143               --                   35               --                178
                                              -----------        -----------        -----------        -----------        ---------
                                                   18,477               --                7,350               --             25,827
                                              -----------        -----------        -----------        -----------        ---------
Costs and Expenses:
   Compensation                                     3,900              9,375             27,075            255,625          286,600
   General and administrative                      18,917              7,241             73,127             17,914          158,854
                                              -----------        -----------        -----------        -----------        ---------
                                                   22,817             16,616            100,202            273,539          445,454
                                              -----------        -----------        -----------        -----------        ---------

Loss from Operations                               (4,340)           (16,616)           (92,852)          (273,539)        (419,627)
                                              -----------        -----------        -----------        -----------        ---------

Other Expenses:
   Interest                                        17,316               --               15,476               --             32,792
   Litigation settlement                             --                 --              410,000               --            410,000
                                              -----------        -----------        -----------        -----------        ---------
                                                   17,316               --              425,476               --            442,792
                                              -----------        -----------        -----------        -----------        ---------
Net Loss                                      $   (21,656)       $   (16,616)       $  (518,328)       $  (273,539)       $(862,419)
                                              ===========        ===========        ===========        ===========        =========

Net Loss Per Common Share                     $      --          $      --          $     (0.12)       $     (0.13)
                                              ===========        ===========        ===========        ===========

Weighted Average Number of

  Common Shares Outstanding                     5,050,000          4,157,613          4,296,140          2,174,247
                                              ===========        ===========        ===========        ===========


                      See notes to financials statements.

                    DISTRIBUTION MANAGEMENT SERVICES, INC.
                        (A Development Stage Company)

                    STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                                                                                                                     Stock
                                                                                                                  Subscription
                                                                                      Shares          Amount       Receivable
                                                                                      ------          ------       ----------
Balance, Inception, as Restated for 15,000 for 1 Stock Split                         1,200,000        $1,200        $(1,200)

Year Ended May 31, 1995:
   Net loss                                                                               --            --             --
                                                                                     ---------        ------        -------
Balance, May 31, 1995                                                                1,200,000         1,200         (1,200)

Year Ended May 31, 1996:
   Net loss                                                                               --            --             --
                                                                                     ---------        ------        -------
Balance, May 31, 1996                                                                1,200,000         1,200         (1,200)

Year Ended May 31, 1997:
   Net loss                                                                               --            --             --
                                                                                     ---------        ------        -------
Balance, May 31, 1997                                                                1,200,000         1,200         (1,200)

Year Ended May 31, 1998:
   Credit for estimated fair value of services performed by officer                       --            --             --
   Credit for estimated fair value of office space used                                   --            --             --
   Issuance of common stock ($.001 per share)                                        2,400,000         2,400         (2,400)
   Credit for compensation related to issuance of common stock                            --            --             --
   Issuance of common stock in private placement ($.10 per share)                      500,000           500           --
   Net loss                                                                               --            --             --
                                                                                     ---------        ------        -------

Balance, May 31, 1998                                                                4,100,000         4,100         (3,600)

Year Ended May 31, 1999:
   Credit for estimated fair value of services performed by officer                       --            --             --
   Credit for estimated fair value of office space used                                   --            --             --
   Exercise of warrants ($.40 per share)                                               850,000           850           --
   Exercise of warrants  ($1.00 per share)                                             100,000           100           --
   Net loss                                                                               --            --             --
                                                                                     ---------        ------        -------
Balance, May 31, 1999                                                                5,050,000         5,050         (3,600)

Three Months Ended August 31, 1999 (Unaudited)                                            --            --             --
   Credit for estimated fair value of services performed by officer                       --            --             --
   Credit for estimated fair value of office space used                                   --            --             --
   Net loss                                                                               --            --             --
                                                                                     ---------        ------        -------
Balance, August 31, 1999 (Unaudited)                                                 5,050,000        $5,050        $(3,600)
                                                                                     =========        ======        =======

[RESTUBBED TABLE]

                                                                                                     Deficit
                                                                                                   Accumulated
                                                                                  Additional       During the
                                                                                    Paid-In        Development
                                                                                    Capital           Stage            Total
                                                                                    -------           -----            -----
Balance, Inception, as Restated for 15,000 for 1 Stock Split                      $   --           $    --            $    --

Year Ended May 31, 1995:
   Net loss                                                                           --                --                 --
                                                                                  --------         ---------          ---------
Balance, May 31, 1995                                                                 --                --                 --

Year Ended May 31, 1996:
   Net loss                                                                           --                --                 --
                                                                                  --------         ---------          ---------
Balance, May 31, 1996                                                                 --                --                 --

Year Ended May 31, 1997:
   Net loss                                                                           --             (48,896)           (48,896)
                                                                                  --------         ---------          ---------
Balance, May 31, 1997                                                                 --             (48,896)           (48,896)

Year Ended May 31, 1998:
   Credit for estimated fair value of services performed by officer                 15,625                               15,625
   Credit for estimated fair value of office space used                              1,810                                1,810
   Issuance of common stock ($.001 per share)                                         --                --                 --
   Credit for compensation related to issuance of common stock                     240,000              --              240,000
   Issuance of common stock in private placement ($.10 per share)                   49,500              --               50,000
   Net loss                                                                           --            (273,539)          (273,539)
                                                                                  --------         ---------          ---------

Balance, May 31, 1998                                                              306,935          (322,435)           (15,000)

Year Ended May 31, 1999:
   Credit for estimated fair value of services performed by officer                 27,075                               27,075
   Credit for estimated fair value of office space used                              4,344                                4,344
   Exercise of warrants ($.40 per share)                                           339,150              --              340,000
   Exercise of warrants  ($1.00 per share)                                          99,900              --              100,000
   Net loss                                                                           --            (518,328)          (518,328)
                                                                                  --------         ---------          ---------
Balance, May 31, 1999                                                              777,404          (840,763)           (61,909)

Three Months Ended August 31, 1999 (Unaudited)                                        --                --                 --
   Credit for estimated fair value of services performed by officer                  3,900              --                3,900
   Credit for estimated fair value of office space used                              1,086              --                1,086
   Net loss                                                                           --             (21,656)           (21,656)
                                                                                  --------         ---------          ---------
Balance, August 31, 1999 (Unaudited)                                              $782,390         $(862,419)         $ (78,579)
                                                                                  ========         =========          =========

                      See notes to financials statements.

                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS

                                                                                 Three Months Ended
                                                                                     August 31,            Year Ended May 31,
                                                                                 1999          1998        1999          1998
                                                                                 ----          ----        ----          ----
                                                                                     (Unaudited)
Cash Flows from Operating Activities:
   Net loss                                                                    $ (21,656)   $ (16,616)   $(518,328)   $(273,539)
   Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
         Litigation settlement                                                      --           --        410,000         --
         Expenses paid by issuance of common stock                                  --           --           --        240,000
         Credit for estimated fair value of services
            performed by officer                                                   3,900        9,375       27,075       15,625
         Credit for esimated fair value of office space                            1,086        1,086        4,344        1,810
         Depreciation                                                              5,000         --          5,000         --
         Changes in operating assets and liabilities:
            Increase in accounts receivable                                       (1,803)        --           --           --
            Decrease (increase) in prepaid interest                                2,000        4,415       (8,924)      (8,862)
            Increase in deposits                                                    --           --         (4,590)        --
            Increase in accrued interest payable                                   4,561         --           --           --
            Increase (decrease) in accounts payable                                 --           --         96,445      (23,896)
                                                                               ---------    ---------    ---------    ---------
               Net cash provided by (used in)
                  operating activities                                            (6,912)      (1,740)      11,022      (48,862)
                                                                               ---------    ---------    ---------    ---------

Cash Flows from Investing Activities:
   Restricted cash                                                                  --           --        (10,000)        --
   Purchase of land                                                                 --           --           --           --
   Construction of recycling facility                                             (8,016)    (103,588)    (426,524)    (313,301)
                                                                               ---------    ---------    ---------    ---------
               Net cash used in investing activities                              (8,016)    (103,588)    (436,524)    (313,301)
                                                                               ---------    ---------    ---------    ---------

Cash Flows from Financing Activities:
   Payments of obligation related to litigation settlement                      (135,000)        --           --           --
   Proceeds from issuance of common stock                                           --           --           --         50,000
   Proceeds from exercise of warrants                                               --        100,000      440,000         --
   Proceeds from mortgage payable                                                   --           --         50,000      325,000
   Proceeds from advance payable                                                    --           --         75,000         --
   Repayment of advance payable                                                   (9,254)        --           --           --
   Proceeds from stockholder and related party loans                                --          8,912      141,707      283,551
   Repayment of stockholder and related party loans                              (10,891)        --       (100,165)    (269,559)
                                                                               ---------    ---------    ---------    ---------
               Net cash (used in) provided by financing activities              (155,145)     108,912      606,542      388,992
                                                                               ---------    ---------    ---------    ---------

Net (Decrease) Increase in Cash                                                 (170,073)       3,584      181,040       26,829

Cash, Beginning                                                                  207,869       26,829       26,829         --
                                                                               ---------    ---------    ---------    ---------

Cash, Ending                                                                   $  37,796    $  30,413    $ 207,869    $  26,829
                                                                               =========    =========    =========    =========

Cash Paid and Capitalized During the
   Period for Interest                                                         $    --      $    --      $  53,924    $  23,120
                                                                               =========    =========    =========    =========

[RESTUBBED TABLE]

                                                                                 Cumulative
                                                                                    from
                                                                                  Inception
                                                                                  ---------
                                                                                 (Unaudited)
Cash Flows from Operating Activities:
   Net loss                                                                       $(862,419)
   Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
         Litigation settlement                                                      410,000
         Expenses paid by issuance of common stock                                  240,000
         Credit for estimated fair value of services
            performed by officer                                                     46,600
         Credit for esimated fair value of office space                               7,240
         Depreciation                                                                10,000
         Changes in operating assets and liabilities:
            Increase in accounts receivable                                          (1,803)
            Decrease (increase) in prepaid interest                                 (15,786)
            Increase in deposits                                                     (4,590)
            Increase in accrued interest payable                                      4,561
            Increase (decrease) in accounts payable                                  96,445
                                                                                  ---------
               Net cash provided by (used in)
                  operating activities                                              (69,752)
                                                                                  ---------

Cash Flows from Investing Activities:
   Restricted cash                                                                  (10,000)
   Purchase of land                                                                (125,000)
   Construction of recycling facility                                              (747,841)
                                                                                  ---------
               Net cash used in investing activities                               (882,841)
                                                                                  ---------

Cash Flows from Financing Activities:
   Payments of obligation related to litigation settlement                         (135,000)
   Proceeds from issuance of common stock                                            50,000
   Proceeds from exercise of warrants                                               440,000
   Proceeds from mortgage payable                                                   375,000
   Proceeds from advance payable                                                     75,000
   Repayment of advance payable                                                      (9,254)
   Proceeds from stockholder and related party loans                                575,258
   Repayment of stockholder and related party loans                                (380,615)
                                                                                  ---------
               Net cash (used in) provided by financing activities                  990,389
                                                                                  ---------

Net (Decrease) Increase in Cash                                                      37,796

Cash, Beginning                                                                        --
                                                                                  ---------

Cash, Ending                                                                      $  37,796
                                                                                  =========

Cash Paid and Capitalized During the
   Period for Interest

                      See notes to financials statements.

                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation - Development Stage Enterprise

             Distribution Management Services, Inc. (the Company) was incorporated in the State of Florida on January 25, 1995. The Company was organized for the purpose of operating a transfer station for recycling of construction and demolition materials in Miami, Florida. Since incorporation, the Company has been principally engaged in organizational activities, construction of its recycling facility and raising capital. Revenues received to date are primarily the result of the initial operation of the Company's recycling facility, and are not considered to be significant. Accordingly, the Company is considered to be in the development stage, and the accompanying financial statements represent those of a development stage enterprise.

         Property, Plant and Equipment

             Property, plant and equipment are recorded at cost, including interest incurred during the period of construction. Depreciation has been calculated using the straight-line method of depreciation over the estimated useful lives of the assets. The estimated useful life of the recycling facility is 40 years.

         Revenue Recognition

             The limited revenues generated by the Company consist solely of recycling fees in connection with the Operation Agreement described in Note 8. The Company recognizes revenue when the recycling services are performed.

         Concentrations of Credit Risk

             Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash. At various times during the year the Company had deposits in financial institutions in excess of the federally insured limits. At May 31, 1999, the Company had approximately $118,000 on deposit in excess of these limits. The Company maintains its deposits with a high quality financial institution that the Company believes limits these risks.

         Unaudited Financial Information

             The accompanying financial statements as of August 31, 1999 and for the three months ended August 31, 1999 and 1998 are unaudited. However, in the opinion of management, such financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows for such periods. Results of interim periods are not necessarily indicative of results to be expected for an entire year.

                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Use of Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Net Loss Per Common Share

             The net loss per common share in the accompanying statements of operations has been computed based upon the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share. The basic and diluted net loss per common share in the accompanying statements of operations is based upon the net loss divided by the weighted average number of shares outstanding during each period. Diluted per share data is the same as basic per share data since the inclusion of all potentially dilutive common shares that would be issuable upon the exercise of options and warrants would be anti-dilutive.

         Income Taxes

             The Company accounts for income taxes using Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

         Recent Accounting Pronouncements

             In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and displaying comprehensive income, its components and accumulated balances. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. Both SFAS No. 130 and SFAS No. 131 are effective for periods beginning after December 15, 1997. The Company adopted these new accounting standards in 1998, and their adoption had no effect on the Company's financial statements and disclosures.

             In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of the gain or loss

                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Recent Accounting Pronouncements (Continued)

             recognition on the hedging derivative with the recognition of (I) the changes in fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

             Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard to affect its financial statements.

NOTE 2.  GOING CONCERN

         Going Concern

             The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which assume that the Company will continue on a going concern basis, including the realization of assets and liquidation of liabilities in the ordinary course of business. For the three months ended August 31, 1999 (Unaudited) and during the years ended May 31, 1999 and 1998, the Company incurred net losses of $21,656, $518,328 and $273,539, respectively, and as of August 31, 1999 (Unaudited) and May 31, 1999, reflects a stockholders' deficiency of $78,579, and $61,909, respectively and has minimal operating activities. As more fully described below under "Liquidity and Plan of Operations", significant uncertainties exist with regard to the Company's ability to generate sufficient cash flows from operations or other sources to meet and fund its commitments with regard to existing liabilities and recurring expenses. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

         Liquidity and Plan of Operations

             As of August 31, 1999 (Unaudited) and May 31, 1999, the Company had cash of $37,796 and $207,869, respectively and negative working capital of $391,031 and $371,345, respectively. The Company's ability to meet its future obligations in relation to the orderly payment of its recurring general and administrative expenses on a current basis is totally dependent upon its ability to secure and develop new business opportunities through acquisitions or other joint venture opportunities. Since the Company's sources of liquidity are limited, the Company is unable to project how long it may be able to survive without a significant infusion of capital from outside sources, and it further is unable to predict whether such capital infusion, if available, would be at terms and conditions that are acceptable to the Company.

             In order to expand future operating activities, the Company intends to search for, investigate and attempt to secure and develop, business opportunities through acquisitions, reverse mergers or other joint venture activities. However, there can be no assurance that the Company will be successful in its search for new business opportunities or that any such businesses or ventures acquired will be successful.

                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


NOTE 3.  RESTRICTED CASH

         At August 31, 1999 (Unaudited) and May 31, 1999 the Company had restricted cash of $10,000 invested in a certificate of deposit earning interest at 4.22%, which matures on April 23, 2000. The certificate was invested for the purpose of securing debt owed to a supplier.

NOTE 4.  PROPERTY, PLANT AND EQUIPMENT

                                                           August 31,
                                        Estimated Useful      1999     May 31,
                                         Lives (Years)    (Unaudited)   1999
                                         -------------    -----------   ----
          Land                                 -            $125,000  $125,000
          Recycling facility                   40            792,862   784,846
                                                            --------  --------
                                                             917,862   909,846
          Less accumulated depreciation                       10,000     5,000
                                                            --------  --------
                                                            $907,862  $904,846
                                                            ========  ========

         Property and plant includes the capitalization of aggregate interest costs of $88,804.

         Included in capitalized construction costs are labor costs paid to a related party. Total labor capitalized since inception amounted to approximately $82,000 paid to this related party.

NOTE 5.  MORTGAGE PAYABLE

         Mortgage payable to an individual; collateralized by the property, plant and equipment. Interest at 12% is payable monthly. Principal is
         due February 1, 2001.                                        $375,000
                      == =====                                        ========

NOTE 6.  NOTES PAYABLE - STOCKHOLDER AND RELATED PARTY

                                                                                      August 31,         May 31,
                                                                                         1999              1999
                                                                                         ----              ----
                                                                                      (Unaudited)
         Note payable to a stockholder; unsecured; interest at the applicable
         federal rate (5.63% at May 31, 1999); due on demand                            $150,000         $150,000

         Note payable to a related party; unsecured; interest at the applicable
         federal rate (5.63% at May 31, 1999); due on demand                              44,643           49,642

         Other                                                                              --              5,892
                                                                                        --------         --------
                                                                                        $194,643         $205,534
                                                                                        ========         ========

         Total interest capitalized to related parties for the years ended May 31, 1999 and 1998 amounted to $12,677 and $9,594, respectively.

                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


NOTE 7.  ADVANCE PAYABLE

                                                                                          August 31,        May 31,
                                                                                             1999            1999
                                                                                             ----            ----
                                                                                         (Unaudited)
         Advance payable to management company; unsecured; interest at
         7%; due on demand.                                                                $65,746         $75,000
                                                                                            ======          ======

NOTE 8.  COMMITMENTS AND CONTINGENCIES

         Litigation Settlement

             A suit was filed against the Company by two former stockholders alleging that a principal stockholder of the Company forged their names on certain agreements, contracts and stock certificates. One former stockholder entered into a settlement agreement with the Company which provided for the payment of $185,000 and the issuance of 5,000 shares of common stock valued at $10,000. On July 7, 1999, the Company paid $135,000 of this obligation with the remaining $50,000 of this obligation and the issuance of 5,000 shares of common stock due December 31, 1999. The Company has reached an agreement in principle with the second former stockholder to settle this claim. As settlement, the Company will issue shares of common stock valued at approximately $215,000. No documents have been finalized relating to this agreement in principle.

             The total of $410,000 related to the settlement of this litigation has been charged to operations in the year ended May 31, 1999. In the accompanying balance sheet as of August 31, 1999 (Unaudited) and May 31, 1999, the portion of the obligation related to this litigation settlement payable in cash ($50,000 and $185,000, respectively) has been presented as a current liability; the portion of this settlement to be settled by issuance of common stock ($225,000) has been presented as a long-term liability (obligation related to litigation settlement) inasmuch as this obligation has been intended to be satisfied by issuance of common stock as an integral part of the agreement in principle with the former stockholder. Recognition of this litigation settlement had the impact of increasing net loss and loss per common share by $410,000 and $.09, respectively, for the year ended May 31, 1999.

         Construction Liens

             At August 31, 1999 (Unaudited) and May 31,1999, the Company was still settling claims and disputes primarily regarding the construction contractors who built the facility. Estimated costs for these settlements have been included in accounts payable at August 31, 1999 (Unaudited) and May 31, 1999. Should the claim settlements exceed the amounts recorded, the additional expense will be recognized at the time of settlement.

                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


NOTE 8.  COMMITMENTS AND CONTINGENCIES (Continued)

         Operation Agreement

             During December 1998, the Company entered into an Operation Agreement (as amended) with a management company to operate a recycling facility. The agreement called for an advance to the Company by the management company in the amount of $75,000 (see
             Note 7). The management company will be reimbursed by retaining fifty percent of the gross amounts collected until the advance is fully repaid. Interest will accrue on the unpaid balance at a rate of 7% per month. Use of the advanced funds was exclusively for the purpose of obtaining the use permit from the City of Miami and the completion of any necessary work for the commencement of the facility's operations.

             The agreement also stated that the management company will operate the facility on a day to day basis, including providing equipment necessary for operations, performing hiring and firing of its employees and paying all necessary operating expenses relating to the operations of the facility.

             The Company will receive revenues in an amount equal to 6% of amounts collected for receipt of 0 - 450 cubic yards of construction and demolition debris received each day, less any applicable local, state or federal sales taxes due thereon. For each cubic yard in excess of 450 yards per day, the Company will receive an amount equal to 10% of the gross amounts collected.

             The agreement also includes an option to purchase the facility. The option is exercisable during the first five years of the Company's operation. Based on the timing of the exercise of the option, the purchase price ranges from $1,495,000 to $2,275,000.

             The term of the agreement is for five years commencing December 22, 1998 and automatically renews for four sequential terms of one year each.

         Environmental Regulation and Compliance

             The Company is subject directly and indirectly to regulations and various laws of both the State of Florida and Miami-Dade County as well as Federal regulations and statutes. The Company believes it is in compliance with all applicable laws and has obtained an annual solid waste operating permit, which expires December 31, 1999.

NOTE 9.  RELATED PARTY TRANSACTIONS

         Officer's Compensation

             The current President has agreed not to receive compensation. In order to reflect all appropriate administrative expenses of the Company, a provision of approximately $27,000

                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


NOTE 9.  RELATED PARTY TRANSACTIONS (Continued)

         Officer's Compensation (Continued)

             and $16,000 has been made in the accompanying financial statements for the estimated fair value of the services rendered by the President. These amounts have been charged to compensation expense for the years ended May 31, 1999 and 1998, respectively, with a corresponding credit to additional paid in capital. This estimate of the fair value of such services was determined by management based upon an analysis of compensation paid to presidents of other organizations and the amount of time spent performing such duties. For the three months ended August 31,1999 and 1998 (Unaudited) a provision of approximately $4,000 and $9,000, respectively, has been made in the accompanying financial statements for the estimated fair value of the services provided by the President.

         Office Rent

             The Company uses the office facilities of a related party as its administrative offices. There is currently no lease agreement with this related party. However, in order to reflect all appropriate administrative expenses of the Company, a provision of approximately $4,000 and $2,000 has been made in the accompanying financial statements for the estimated fair value of the office space used by the Company. These amounts have been charged to general and administrative expense for the years ended May 31, 1999 and 1998, respectively, with a corresponding credit to additional paid in capital. This estimate of the fair value of office space used was determined by management based on the terms of the operating lease executed by the related party. For the three months ended August 31, 1999 and 1998 (Unaudited) a provision of approximately $1,000 for both periods has been made in the accompanying financial statements for the estimated fair value of the office space used by the Company.

         Consulting Fees

             The Company paid consulting fees in the amount of $11,750 and $10,000 to related parties for the years ended May 31, 1999 and 1998, respectively.

NOTE 10. INCOME TAXES

         No credit for income taxes has been reflected in the accompanying financial statements for 1999 and 1998 because of the significant uncertainty that exists regarding the realization of such income tax credits (see below).

         As of May 31, 1999, the Company estimates that it has net operating loss carryforwards of approximately $493,000 which expire in various years through 2014; however, the utilization of the benefits of such carryforwards may be limited, as more fully discussed below. Sufficient uncertainty exists regarding the realization of these operating loss carryforwards and, accordingly, deferred tax assets of approximately $189,000 as of May 31, 1999 were subject to and presented net of a 100% valuation allowance.

                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


NOTE 10. INCOME TAXES (Continued)

         The Company is delinquent in the filing of various federal, state and local income and other tax returns. The ultimate determination of the Company's taxable income, including the amount and expiration dates of net operating loss carryforwards, is subject to, among other things, certain restrictions as a result of the late filing of the various tax returns. The Company may also be subject to possible review and examination of such tax returns by the appropriate taxing authorities. Additional income taxes, including penalties for non-compliance and interest, if any, which may be assessed, will be charged to operations when determined.

         In accordance with certain provisions of the Tax Reform Act of 1986, a change in ownership of greater than 50% of a corporation within a three year period will place an annual limitation on the corporation's ability to utilize its existing tax benefit carryforwards. Under such circumstances, the potential benefits from utilization of the tax loss carryforwards as of that date may be substantially limited or reduced on an annual basis. To the extent that net operating loss carryforwards, when realized, relate to stock option deductions, the resulting benefits will be credited to stockholders' equity.

NOTE 11. COMMON STOCK

         During 1998, the Company issued a total of 2,400,000 shares of common stock for certain services rendered, including services rendered in connection with certain environmental matters pertaining to operations and the location of available landfills for potential acquisition by the Company. These shares were valued at $240,000 or $.10 per share, based upon the price of a recent cash sale of common stock. The Company charged compensation expense and credited additional paid-in capital for the value of the services for the year ended May 31, 1998.

PART I

ITEM l.  DESCRIPTION OF BUSINESS

(a)      Business Development

         Distribution Management Services, Inc. ("Distribution" or the "Company"), was incorporated in Florida on January 25, 1995. The Company was formed specifically to operate a construction and demolition recycling center. In furtherance of its business plan, the Company acquired a tract of land at 2000 N. Miami Avenue, Miami, Florida and caused same to be zoned for operation as a recycling center. The recycling center was licensed with the Florida Department of Environmental Regulation ("DERM") on July 6, 1995. The license is renewable annually, through Miami-Dade County, Florida, upon payment of $2,100.

         The Company constructed the buildings and placed the improvements on the land and obtained a temporary Certificate of Occupancy from the City of Miami on December 4, 1998. It commenced operations on or about February 1, 1999. The permanent Certificate of Occupancy was obtained from the City of Miami on June 24, 1999 upon compliance with all state, county and city regulations. These certificates are issued by the City of Miami to permit occupancy and use of the facility. The permanent Certificate of Occupancy requires no renewals or reissuance.

         (1)      Principal Operations, Services and Markets.

                  The Company, through a third party operator, operates a transfer station (also referred to herein as the recycling center) at the site which provides contractors, truckers and demolition companies, under state supervision, a conveniently located facility where recyclable materials from demolition or new construction jobs can be segregated into usable or waste categories. Once segregated, the materials are disposed of in accordance with the requirements of DERM.

                  Materials from the demolition or construction of buildings, such as aluminum, glass, cardboard, paper, wood and like materials are segregated and sold to junk dealers. The materials are then sold by such dealers to manufacturers and are subsequently used in the manufacture of recycled goods of a like kind. Materials which are not recyclable are delivered to a landfill operated by Peerless Dade, Inc., at 15490 N.W. 97th Avenue, Miami, Florida. This landfill is operated under license from Miami-Dade County, Florida. There are several other landfills scattered in locations throughout Miami-Dade County.


                  In addition to the transfer station, the Company is exploring the possibility of expanding its operations into other areas of environmental concern including the acquisition of a landfill which would be operated in conjunction with the Company's recycling center and trucking facilities which would enable the Company to provide a full service operation to contractors and developers. Management expects that once the recycling center begins to regularly receive approximately 1,200 yards of material daily, which is anticipated to occur in the first half of the 2000 fiscal year based upon current levels, it will finalize its decision to develop the proposed trucking operations.


                  In connection with its desire to develop its own trucking operations, the Company expects to seek financing to acquire fifty, twenty yard containers which are rented by developers and building contractors to collect and dispose of construction and demolition waste material for removal from job sites. Containers typically cost from $2,000 to $3,000 each. Additionally, two heavy duty Mack trucks at a cost of approximately $35,000 each would initially be purchased for the trucking operations. Purchase of such equipment is subject to available financing which can customarily be obtained through regular automobile finance companies. The Company will then use its own trucking facilities for "pick up" from construction and demolition sites throughout Miami-Dade County and Broward County, Florida. Revenues from these operations are anticipated to be in the range of $650,000 to $1,000,000 per annum once full operations commence although there can be no assurances that these revenue levels will be attained.


                  Presently the Company derives its income solely from its Amended Operation Agreement (the "Agreement") with Peerless Dade, Inc., the owner and operator (the "Operator") of the landfill at 15490 N.W. 97th Avenue, Miami, Florida. The Agreement was entered into by the Company and the Operator on December 22, 1998, and is for a period of five years with four automatically renewable terms of one year each. The Operator also has an option to purchase the property and recycling center (collectively, the "Center") during the initial five year term of the Agreement at a purchase price of from 115% to 175% (determined by which year of the Agreement the option is exercised) of $1,300,000 which was set by the Company and the Operator based, in part, upon the Company's investment in the recycling center.

                  The Operator charges construction or waste removal companies "tipping fees" of $7.00 to $7.50 per yard for dumping of construction waste or demolition materials at the transfer station which, on average, will receive from 500 to 1,000 yards of material per day. The Agreement provides for the Company to receive 6% of the gross amount collected by the Operator from "tipping fees" for the first 450 yards of materials received each day and 10% for all yardage received in excess of 450 yards per day. Notwithstanding the foregoing, pursuant to the terms of the Agreement and commencing in June 1999, the Operator retains 50% of the Company's share of the gross amount collected by the Operator until the advance made by the Operator on behalf of the Company in the sum of $75,000 to obtain the Use Permit for the recycling center from the City of Miami has been repaid. Interest on the unpaid balance accrues at the rate of 7% per annum. As of October 31, 1999, the most recent date for which figures are available, the amount owed to the Operator, including all accrued interest, was $59,129.34.


                  The Operator provides all machinery for the operation and assumes all costs, expenses and maintenance of the operation of the recycling center. Under the terms of the Agreement, the Company is responsible for the payment of mortgages, real estate taxes, permits and licenses (which taxes, permits and licenses cost approximately $2,500 per year in the aggregate) and any capital improvements.


                  The transfer station is presently receiving an average of 650 yards of materials per day which constitutes approximately $8,700 per month in revenues received by the Company, less amounts withheld to repay the $75,000 advance from the Operator.

         (2)      Distribution Methods.

                  Construction and demolition waste materials are delivered to the recycling center by independent truckers who pay a fee of $7.00 to $7.50 per yard as "tipping fees" to dispose of the materials. The materials are then segregated into categories mandated by DERM and are then removed by truckers to junk dealers or landfill operations. At the present time, the Company does not handle the materials once they are removed from the Company's transfer station. If the required financing can be obtained, the Company intends, as set forth above, to purchase a landfill and acquire the necessary equipment to transport the materials to the Company's landfill, thereby establishing additional sources of revenue.

         (3)      Status of Publicly Announced Products or Services.


                  On or about December 15, 1998 the Company announced that the recycling center would be open and ready to receive construction and demolition waste materials on or about January 15, 1999. On February 1, 1999, the recycling center opened for formal business and continues in operation through the current date. At the time of the announcement, the Company was not a reporting company and, therefore, not subject to the safe-harbor protections of the Private Securities Litigation Reform Act as set forth in its press release at such time.


         (4)      Competitive Business Conditions.

                  The issuance of permits for the operation of facilities similar to the Company's recycling center are extremely limited. There are presently no similar facilities available to contractors and waste removal companies in the City of Miami. Management believes that no additional permits in proximity to the Company's recycling center will be issued in the near future. Accordingly, management does not anticipate that it will be subject to significant competition in the foreseeable future.

         (5)      Dependence on Major  Customer.

                  The Company's income is presently solely dependent on the Operator who is the exclusive operator for the recycling center pursuant to the Agreement. The existence of the Agreement may have an adverse effect on the income received by the Company since the volume of business is controlled by the Operator. The Agreement provides, however, that the Operator is required to exercise commercially reasonable efforts to maximize the business operations of the recycling center. In the event that the Operator fails to fulfill its obligations under the Agreement, the Company believes that it would be able to terminate the Agreement and operate the facility or obtain other operators to do so on more favorable terms to the Company.

         (6)      Intellectual Property.

                  The Company has no intellectual property.

         (7)      Governmental Approval.

                  The Company's recycling center has been approved by and operates under licenses issued by the State of Florida, City of Miami and Miami-Dade County, Florida, all in accordance with the regulations imposed by DERM and enforced through the City of Miami and Miami-Dade County, Florida. As of the date of this filing, all licenses and permits are in good standing. The Solid Waste Operating Permit issued, through DERM by Miami-Dade County, Florida, must be renewed annually.

         (8)     Governmental Approval, Regulation and Environmental Compliance.

                 The Company and the Operator are subject, directly and indirectly, to regulations and various laws of the State of Florida, City of Miami and Miami-Dade County, Florida relating to the operation of the Company's business. The Company and the Operator are in material compliance with all applicable laws relating to the Company's business and operations, particularly the requirements of DERM which has required that the Company file a Contamination Assessment Plan (the "Plan"). The Plan was filed with DERM on September 16, 1999. The Plan was prepared by LandScience, Inc. Environmental Consultants. LandScience, Inc., whose office is located at 2124 NE 123rd Street, #206, North Miami, Florida 33181, specializes in environmental concerns. All groundwater samples from the recycling center were previously submitted to DERM.


                  On September 1, 1999, Leo Greenfield, the President and a director of the Company, was individually charged by the State of Florida with "littering" in violation of Fla.Stat. 403.413(4) which is a third degree felony and carries a maximum penalty of up to five years imprisonment and a possible $5,000 fine. Such charge is based on a claim that 22 barrels of liquid material pumped from a ground storage tank during construction of the facility were temporarily stored by the contractor in a fenced-off alley adjoining the Company's property. At such time, Leo Greenfield was not an officer or director of the Company. Three months prior to the charges being made, the barrels and material were disposed of in accordance with the requirements and approval of DERM and in accordance with all environmental regulations. Mr. Greenfield denies any violation of such statute or wrongdoing of any kind and intends to vigorously defend this asserted claim.


         (9)      Research and Development.

                  The Company is not involved with any research or development at this time.

         (10)     Employees and Facilities.

                  As of the present time the Company has no paid employees. The President and the Secretary of the Company presently serve without compensation and have provided the services required to establish the Company's current business and operation.


                  The Company's executive offices are located in, and substantially all of its operating activities are conducted from, the offices of the President without charge to date. The President is under no continuing obligation to provide the use of the Company's executive offices free of charge Management believes that as the Company expands its operations it will enter into an appropriate lease agreement for such facilities as may be necessary for conducting its operations. Any such lease agreement is expected to be on such terms and conditions as customary for similar facilities in the Company's geographical area. The Company's operations are conducted from facilities located on real property owned by the Company.


         (11)     Reports to Security Holders.

                  Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting Company, or as may be required by the rules or regulations of any exchange upon which the shares of the Company are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go to the expense of producing and delivering such reports. If the Company is required to deliver annual reports they will contain audited financial statements as required.

                  Prior to the filing of this Form 10-SB the Company has not filed any other reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates the Forms 3, 4, 5, 10-KSB, 10-QSB, 8-K and Schedules 13D along with appropriate proxy materials will be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

                  The public may read and copy materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1.800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

         (d)      Year 2000 Disclosure.


                  Since the Company does not presently require extensive accounting procedures, it is not presently employing any computer facilities. As its operations expand and computer facilities are required, it will install systems which are new and are Year 2000 compliant. With respect to the Company's non-information technology systems, management does not anticipate a problem at the turn of the century. The Company has discussed the Year 2000 issue with the Operator to determine the extent to which its computer systems (insofar as they relate to the Company's business) are Year 2000 compliant and has been assured that they are so compliant. The Company is currently unable to predict, however, the extent to which the Year 2000 issue will affect the Operator"s vendors, and, in turn, the Company, or the extent to which the Company would be vulnerable to a vendor's failure to remediate any Year 2000 issue on a timely basis. The failure of a major vendor subject to the Year 2000 to convert its systems on a timely basis or a effect a conversion that is incompatible with the Operator's systems could potentially have an adverse effect on the Company.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION OR PLAN OF OPERATION.

Results of Operation


                  The Company received an aggregate of approximately $490,000 from the proceeds of its private placement offering and exercise of its warrants. A portion of these funds were used for payment of construction costs of approximately $280,000 in the aggregate. As of August 31, 1999, the Company had cash on hand of approximately $ 37,800. During the quarterly period ended August 31, 1999, payments were made against various obligations of the Company, including the payment of $135,000 in connection with certain litigation. For the year ended May 31, 1999 the Company received revenues from the operation of the recycling center of approximately $7,315 based upon the four months that the facility was open and operating. This amount represents the Company's 6% share of revenues pursuant to the Operation Agreement described in Note 8 to the Company's audited financial statements and there were no deductions made for the then outstanding $75,000 loan made by the Operator. For the quarter ended August 31, 1999, the Company received approximately $12,807 in revenues after deduction for loan payments due the Operator which have been deducted on a monthly basis commencing June 1, 1999 and will continue to be deducted until paid in full. As of October 31,1999, the amount owed to the Operator, including accrued interest, was approximately $59,100.

                  The gross volume of materials delivered to the recycling center averaged approximately 650 yards per day in October 1999 which is approximately 30% less than the anticipated volume of 1,000 yards per day. The daily volume, however, continues to increase. The Operator regularly solicits business throughout Miami-Dade County and Broward County, Florida through telephone and direct mail advertising Management anticipates that as more contractors and waste disposal companies become familiar with the convenient location of the facility and with the continual increase of demolition and construction activity in downtown Miami and Miami Beach, revenues will continue to improve during the fourth quarter and thereafter.


         Liquidity and Capital Resources
         -------------------------------


         There has been a steady monthly increase in the number of cubic yards being delivered to the recycling center which, in turn, increases the monthly revenue received by the Company pursuant to the Operation Agreement. The monthly gross revenue received by the Company from February 1999, when the recycling center commenced operations, through October 31, 1999, has increased from $164.88 to $8,681.59, respectively. Management believes that these numbers represent a positive upward trend in the amount of materials that are being delivered to the recycling center on a daily basis. Management is in the process of obtaining a commitment to refinance the current mortgage on the recycling center which it anticipates will occur in the first quarter of 2000. If the mortgage cannot be refinanced prior to its due date in February 2001, management expects that the mortgagor will extend the maturity date. The refinanced amount of the mortgage is expected to be $700,000.

         After repayment of the existing mortgage, the balance of the loan due the Operator and approximately $80,000 due in settlement of all litigation, management anticipates that the remaining $180,000 balance, together with cash flow from revenues which is expected to average approximately $ 10,000 to $12,000 per month during fiscal 2000, will be sufficient to finance the Company's working capital requirements for the next 12 months, including the funds required to pay the expected $7,000 per month mortgage expense. The existing litigation is related to materialmen's liens in connection with the construction of the facility in the approximate amount of $30,000 and a lawsuit claiming an ownership interest in the loan to purchase the Company's real property. The balance of the cash required to settle the latter lawsuit is $50,000 and shares of the Company's common stock. There are no future expenses expected in connection with this litigation. The Company's monthly cash operating expense averages approximately $6,000, which amount is not expected to materially increase based upon current operations. If the Company is unable to refinance its existing mortgage and cannot secure alternative funding necessary to satisfy its existing obligations, it may be unable to continue as a going concern.

          If the Company refinances its existing mortgage and satisfies its other outstanding obligations from the proceeds therefrom, it may seek additional financing in connection with the possible expansion of its business to include trucking and landfill operations. Such funding will likely come from conventional sources of financing, including automobile financing companies for the trucks, the availability of which cannot be assured, and there is no assurance that the terms of such financing, if available, will be satisfactory to the Company. If such financing is not available, the Company may seek to raise funds through the sale of the Company's debt and/or equity securities, the successful sale of which, if any, cannot be assured.


         There are currently outstanding two loans from related parties in the principal sum of $49,000 and $150,000, respectively. Both loans are due upon demand and bear interest at the applicable Federal rate. The Company may repay these loans from the proceeds of the anticipated mortgage refinancing. The Company and each of the lenders have agreed to execute promissory notes for the principal amount of each loan at the same annual interest rate with maturity dates of February 2001. In the event that these notes are not repaid when due, management expects that the maturity dates will be extended by the lenders. These related parties have no obligation to make any further loans to the Company in the future notwithstanding that they have made loans in the past.


         From time to time, the Company may evaluate potential acquisitions involving complementary businesses, services, products or technologies. The Company has no present agreements or understanding with respect to any such acquisition. The Company's future capital requirements will depend on many factors, including acquisitions, if any, growth of the Company's customer base, economic conditions and other factors including the results of future operations.

         The Company currently has no paid employees. If operations are expanded through growth or acquisitions, the Company will hire personnel to meet these needs and may enter into employment agreements with its President or others to oversee its operations. The number of employees which may be hired will be determined by the continuity or modification of the present Agreement and/or its expansion into the trucking and container operations and/or acquisition of a landfill. The number of employees actually hired will be based on the Company's ability to support the increased cost through cash flow generated by such business.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company is the owner in fee simple of a tract of land comprising approximately 32,000 square feet located at 2000 North Miami Avenue, Miami, Florida, upon which it has constructed the recycling center. The recycling center is enclosed by an 8' high concrete wall, and consists of a 5,000 square foot open operations building and a 900 square foot office facility. The remaining areas of the site are appropriately paved and drained and are used as receiving areas. The improvements were financed in part by a mortgage loan from an unaffiliated third party in the aggregate amount of $375,000 which bears interest at 12% per annum payable monthly until maturity on February 1, 2001.

         The executive offices are maintained at the private offices of the President located off-site at 11601 Biscayne Blvd, Suite 201, Miami, Florida 33181. If additional executive offices are required, such facilities will be leased at an appropriate location. The Company is not in the business of investing in real estate or real estate mortgages.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a)      5% Shareholders.

         The following information sets forth certain information as of November 19, 1999, about each person or entity who is known to the Company to be beneficial owners of more than 5% of the Company's Common Stock:

                          Name and Address              Amount and Nature of
Title of Class            of Beneficial Owner           Beneficial Ownership             Percent of Class(1)
--------------            -------------------           --------------------             -------------------
Common                     CEDE & CO.
                           P.O. Box 222
                           Bowling Green Station
                           New York, NY 10274                1,241,000                       24.6%

Common                     Empresas Flagler SA
                           Cable Beach Court
                           1 West Bay Street
                           Nassau, Bahamas                     380,000                        7.5%

Common                     Fidra Holdings, Inc.
                           Cable Beach Court
                           1 West Bay Street
                           Nassau, Bahamas                     570,000                       11.3%



Common                     F.M.S. Distributors,
                           8700 N.W. 47th Drive
                           Coral Springs, FL 33067              500,000                       9.9%


(b)      Security Ownership of Management:

Title                     Name and Address              Amount and Nature of
of Class                  of Beneficial Owner           Beneficial Ownership             Percent of Class(1)
--------------            -------------------           --------------------             -------------------

Common                    Double D, Inc.
                          1721 Trafalgar Circle
                          Hollywood, FL 33069                 1,200,000                       23.8%


-----------------------------------------

(1) All percentages are calculated based upon 5,050,000 shares issued and outstanding as of the date of filing this Form 10-SB.

(2) Double D, Inc. is a Florida corporation. 100% of the common stock of Double D, Inc. is owned by Barbara Greenfield, vice president and a director of the Company, and the wife of Leo Greenfield, President of the Company. For the purposes of Rule 13(d), Mr. Greenfield claims beneficial ownership of these shares with his wife.

(3) Double D, Inc. has committed to deliver 100,000 shares of the 1,200,000 shares of the Company's restricted common stock it owns to Maria Elena Lopez de Mendoza, Secretary and a director of the Company, for administrative services provided to the Company without remuneration from the Company since March 1998

 (c)     Changes in Control:

         There is no arrangement which may result in a change of control.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a)      Directors and Executive Officers.


         As of November 19, 1999, the directors and executive officers of the Company, their ages, positions in the Company, the date of their initial election or appointment as director or executive officer, and the expiration of the terms as directors, are as follows:

                                                                             Period Served
Name                       Age                 Position                      as Director *
----                       ---                 --------                      -------------
Leo Greenfield             75              President and Director         March 1999 to Present

Barbara Greenfield         61              Vice President and             March 1998 to Present
                                           Director
Maria Elena
Lopez de Mendoza           59              Secretary and Director         March 1998 to Present


-------------------------------------------------------------------------
* The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board and subject to employment agreements, if any, approved and ratified by the Board.

* From inception until March 1999, Romolo Egidi was President and a director of the Company.

(b)      Business Experience:


         Leo Greenfield, age 75, has been President and a director of the Company since March 1999. He is also the vice president of Double D, Inc., a privately held Florida holding company with no operations or business, which is a major shareholder of the Company. From May 1997 to March 1998, he acted as business consultant for the Company in arranging the financing for and supervising construction of the Company's facilities. In March 1998, he became the General Manager of the Company. He still serves in that capacity although he has now become President and Director of the Company. He holds an LLB Degree from the University of Miami (1948) and a BSBA Degree from the University of Miami (1950). He served as a fighter pilot in the U.S. Army Air Corps (1943-1946) in the European Theater. He was award the Purple Heart, the Belgian Fourragere, Presidential Unit Citation and Air Medal with three Clusters. He practiced law in Florida from 1948 through 1990. He was an instructor of law at the University of Miami Law School during 1952-1954. In 1990 he was convicted of obstruction of justice and resigned from The Florida Bar. He has served on the boards of Mercantile National Bank, Miami Beach, Florida, Capital National Bank, Miami, Florida and Curtiss National Bank of Miami Springs, Florida. He has been owner and operator of resort hotels in Miami Beach, Florida, built and owned apartment buildings and shopping centers in South Florida and has been employed as a hotel consultant. On September 1, 1999 Mr. Greenfield was individually charged by the State of Florida with "littering" in violation of Fla. Stat.403.413(4), a class three felony with a maximum penalty of five years imprisonment and possibly up to a $5,000 fine, based on a claim that 22 barrels of liquid material were pumped from a ground storage tank during construction of the facility by the contractor and during the time that Mr. Greenfield was not an officer or director of the Company. They were temporarily stored in a fenced-off alley adjoining the Company's property. These barrels and the material were disposed of in accordance with the requirements and approval of DERM and all environmental regulations three months prior to the charges being made and. Mr. Greenfield denies any violation of such statute or wrongdoing of any kind and intends to vigorously defend this asserted claim.

          Barbara Greenfield, age 61, has been Vice President and a director of the Company since March 1998. She is president of Double D, Inc., a majority shareholder of the Company. Ms. Greenfield has been employed as a controller and consultant in designing computer programs. From 1977 through 1996 she was employed as controller of all books and records at the Law Firm of Leo Greenfield, P.A., and its successor Harvie DuVal, P.A. d/b/a Greenfield & DuVal. In 1998 she was employed by Panciera Funeral Homes in Hollywood, Florida and designed a computer program for their Pre-Need Division. She was formerly co-owner and co-operator of an apartment building at 1500 N.E. 145th Street, North Miami, Florida until 1981 when it was sold, and an office building at 1680 N.E. 135th Street, North Miami, Florida 33181, from 1972 until 1994 when it was sold. She is presently involved in the ownership and management of Powergate Plaza, a shopping center located in Pompano Beach, Florida. Ms. Greenfield attended the University of Miami and graduated from the School of Interior Design, a private design school. She is a licensed practitioner and has been active in the field since 1969. She continued her education in computing at Florida International University from 1990 through1997 and has become skilled in the field of computer operation.


         Maria Elena Lopez de Mendoza, age 59, has been Secretary and Director of the Company since March 1998 and has been providing administrative services to the Company since such time. She had previously been employed by Mr. Greenfield, President of the Company, since 1973 in both the operation of his law office as well as various business enterprises in which he had been engaged. She is highly skilled in computer operations. She graduated from Merici Academy, Havana, Cuba, with a degree in Business.


(c)      Directors of Other Reporting Companies:

         None of the Company's executive officers or directors is a director of any company that files reports with the Securities and Exchange Commission.

(d)      Employees:

         In addition to the officers and directors described, the Company presently employs no other persons.

(e)      Family Relationship:

         Leo Greenfield and Barbara Greenfield, President/Director and Vice President/Director of the Company, respectively, have been married since 1959. No other family relationship exists between the officers or any other person who may be selected as a director or executive officer of the Company.

(f)      Involvement in Certain Legal Proceedings:

         None of the officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:

         (1) A bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) Any conviction in a criminal proceedings.

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

         (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

         ITEM 6.  EXECUTIVE COMPENSATION.

         The Company did not compensate prior management in the years ended December 31, 1998, 1997 and 1996, since it did not engage in business during those years, nor is it presently compensating its officers or directors. It does intend at a future date to enter into employment contracts with its officers for compensation on a reasonable basis as may be approved by the board of Directors.

                           Summary Compensation Table

                                Annual Compensation                     Long Term Compensation
                                -------------------                     ----------------------
                                                                       Awards              Payouts
                                                                       ------              -------
                                                     Annual      Restricted   Under-             Other
Name and                                             Compen-     Stock        lying     LTIP     Comp-
Principal Position         Year    Salary   Bonus    sation      Awards       Option    Payouts  ensation
------------------         ----    ------   -----    ------      ------       ------    -------  --------
Leo Greenfield             1998     None    None     None         None         None      None    None
President/Director         1997     None    None     None         None         None      None    None
                           1996     None    None     None         None         None      None    None

Barbara Greenfield         1998     None    None     None         None         None      None    None
Vice President/Director    1997     None    None     None         None         None      None    None
                           1996     None    None     None         None         None      None    None

Maria Elena                1998     None    None     None         None         None      None    None
Lopez de Mendoza           1997     None    None     None         None         None      None    None
Secretary/Director         1996     None    None     None         None         None      None    None


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                  During the past two (2) years, the Company has not, entered into a transaction with a value in excess of $60,000, with an officer or director, a beneficial owner of 5% or more of the Company's common stock, except as disclosed in the following paragraph.


                  From inception of the Company in 1995 until September 1997, Romolo Egidi and Dorothy Egidi, his wife, through their wholly owned corporation, All Florida Demolition, Inc., owned 100% of the common stock of the Company. On September 23, 1997, the Company issued 1,200,000 shares of common stock to Double D., Inc., in consideration for arranging and obtaining financing and providing consulting and supervisory services to the Company, upon payment of $.001 per share to the Company. As of such date, the shares issued to Double D, Inc. represented 50% of the issued and outstanding shares of the Company. Mr. Egidi continued as President and a director of the Company until his resignation in March 1999 and in June 1999 All Florida Demolition, Inc. sold all of the shares it owned to six unrelated persons and entities.

                  On or about December 31, 1997, Double D, Inc., a company owned by Leo Greenfield, President and a director of the Company, and Barbara Greenfield, Vice President and a director of the Company, loaned the Company $150,000. The note is payable upon demand and bears interest at the applicable Federal rate. The proceeds of this loan provided additional funding for the construction of the facility.

                  From approximately May 1998 through December 1998, Greenfield and DuVal, P.A. loaned the Company an aggregate of approximately $49,000. This sum is due upon demand and bears interest at the applicable Federal rate. The proceeds of this loan provided additional funding for the construction of the facility.

                  Double D, Inc., a major shareholder of the Company which is owned and controlled by Leo Greenfield and Barbara Greenfield, both directors and President and Vice President, respectively, of the Company, has committed to issue 100,000 shares of the 1,200,000 shares of the Company's common stock which it owns to Maria Elena Lopez de Mendoza, Secretary and a director of the Company, in consideration for services she has provided to the Company without remuneration since March 1998.


 ITEM 8. DESCRIPTION OF SECURITIES

         The Company's Articles of Incorporation authorize the issuance of 15,000,000 shares of common stock, no par value per share. There is no preferred stock authorized. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS OF REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

Market Information:


         The Company's common stock currently trades in the "pink sheets" under the trading symbol "DMGS". The Company's common stock was listed for trading on the over-the-counter bulletin board (OTC:BB) on August 17, 1998, but became ineligible to continue trading on November 3, 1999 because its Form 10-SB was not effective as of such date. The Company intends to apply for listing on the OTC:BB once it commences reporting under the Securities Exchange Act of 1934.


         The following table sets forth the highest and lowest bid prices for the common stock for each calendar quarter and subsequent interim period since the common stock commenced actual trading, as reported by the National Quotation Bureau, and represent interdealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions:

Fiscal 1998                                         High Bid      Low Bid

         Third Quarter                               2.375          2.375

         Fourth Quarter                              4.00           3.00

Fiscal 1999

         First Quarter                               5.375          2.00

         Second Quarter                              5.75           1.4375


         Third Quarter                               5.50           1.50

         September1- November 3*                     3.50           1.50

         ------------------------------------------------
         * Since November 3, 1999, the Company's common stock no longer trades on the OTC:BB.


         There can be no assurance that an active public market for the common stock will continue or be sustained. In addition, the shares of common stock are subject to various governmental or regulatory body rules which affect the liquidity of the shares.

Holders:


         There were approximately 26 holders of record of the Company's common stock as of November 19, 1999.

Dividends:

         The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

ITEM 2.  LEGAL

         The Company is a party to the following legal proceedings:


                  a. Suit filed in May 1999 in the Circuit Court, in and for Miami-Dade County, Florida, Case No. 99-13058 CA 10, Central Concrete v. Distribution Management Services, Inc., seeking $26,484.93 pursuant to a claim for payment in connection with construction materials provided to the Company. The Company has filed affirmative defenses. The case is currently at issue but no trial date has been set. Management believes that it will settle this matter prior to trial.

                  b. Suit filed in March 1998 in the Circuit Court, in and for Miami-Dade County, Florida, Case No. 98-6581 CA 02 (03). Ronald L. Book v. Romolo Egidi, et al. Plaintiff claimed an ownership interest in the real property on which the recycling center is located which collateralized a loan previously made to the Company to purchase the property. The case was settled and the Court dismissed the suit but retained jurisdiction to reinstate the claim in the event the Agreement to Settle and Standstill Agreement entered into on July 7, 1999, is not complied with. A payment was made by the Company to the plaintiff in the amount of $135,000, with an agreement to make payment of an additional sum of $50,000 on or before December 31, 1999. Management intends to comply with the agreement and make payment in accordance with the said claim. There is an agreement in principal to settle a cross claim made by another party which, like the main claim, asserts an interest in the loan made to the Company to purchase the real property, for shares of the Company's common stock with a value of $215,000. This settlement agreement has not yet been finalized and no shares have been issued in connection with this suit.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

          There have been no changes in or disagreements with the Company's independent auditor.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES


          On September 23, 1997, the Company issued an aggregate of 2,400,000 shares of common stock to the following:

         All Florida Demolition, Inc.               1,200,000
         Double D, Inc.                             1,200,000
         ^


         The shares issued to All Florida Demolition were issued in connection with the recapitalization of the Company and in accordance with an exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The shares issued to Double D, Inc. were for services rendered to the Company at a value of $0.10 per share. The certificates for these shares bear a restrictive legend restricting transferability under the Securities Act.

                  On April 30, 1998, the Company issued an aggregate of 1,200,000 shares of common stock to the following:


         Vistra Growth Partners, Inc.                  500,000
         Devken, Inc.                                  300,000
         Cort Poyner                                   300,000
         Toho Partners                                 100,000


                   The shares issued to Devken, Inc., Cort Poyner, Vistra Growth Partners, Inc. and Toho Partners were for services rendered in connection with certain environmental matters pertaining to operations and the location of available landfills for potential acquisition by the Company in accordance with an exemption provided with Section 4(2) of the Securities Act at a value of $0.10 per share. All certificates representing these shares bear a restrictive legend restricting transferability under the Securities Act.

         On July 10, 1998, the Company issued an aggregate of 500,000 shares of its common stock at a purchase price of $.10 per share and 950,000 warrants to the following in accordance with an exemption from registration provided by Rule 504 of Regulation D promulgated under the Securities Act. Thereafter, on or about March 4, 1999, upon exercise of all the warrants at an exercise price of $.40 per share for 850,000 shares and $1.00 for 100,000 shares, an additional 950,000 shares of common stock were issued.

         Name and Address                   Shares
         ----------------                   ------                                   Shares Issued on
                                            Originally Issued         Warrants       Exercise of Warrants
                                            -----------------         --------       --------------------
         IRAKLIS BOUREKAS                   50,000                     95,000               95,000
         57-51  224th Street
         Bayside, NY 11364

         KYRIAKI BOUREKAS                   10,000                     19,000                19,000
         37-14  23rd Avenue
         Astoria, NY 11705

         PAULINO BRITO                      10,000                     19,000                19,000
         55 East 210th Street
         Apt. 1G
         Bronx, NY 10467


         IAN BROWN                          10,000                     19,000                19,000
         85 Dairy Drive
         Acton, Ontario
         Canada LZJ2X9

         PAUL MARKKUS                       50,000                     95,000                95,000
         494 La Guardia Place
         Apt. 2B
         New York, NY 10012

         EUGENIA KALOGERAS                  20,000                     38,000                38,000
         53-11  250th Street
         Little Neck, NY 11362

         MARKELLA KATOS                     25,000                     47,500                47,500
         23-17  41st Street
         Astoria, NY 11105

         KALIOPI LIAKARIS                   20,000                     38,000                38,000
         24-64 Cadillac Drive
         East Meadow, NY 11554

         PERRY MALLAS                       20,000                     38,000                38,000
         879  71st Street
         Brooklyn, NY 11228

         VIVIE MATHEOS                      50,000                     95,000                95,000
         33-29  158th Street
         Flushing, NY 11358

         GILBERTO MONTEIRO                  50,000                     95,000                95,000
         90-50   184th Place
         Hollis, New York 11423

         PARASKEVI PAPPAS                   10,000                     19,000                19,000
         2476 Cadillac Drive
         East Meadow, NY 11554

         FEDERICO PENA                        5,000                     9,500                 9,500
         817  -  40th Street R
         Brooklyn, NY 11232

         ANDREW PIRGOUSIS                   10,000                     19,000                19,000
         33-49   159th Street
         Flushing, NY 11359

         GEORGE PIRGOUSIS                   50,000                     95,000                95,000
         33-23   158th Street
         Flushing, NY 11358

         ANNA RIZOS                         20,000                     38,000                38,000
         226-11 Horrace Harding
         Expressway
         Bayside, NY 11364



         NICK SARAGIAS                      10,000                     19,000                19,000
         23-21   121st Street
         College Point, NY 11356

         CHRYSANTOS TENTOMAS                50,000                     95,000                95,000
         425 Glenn Drive
         Shirley, NY 11967

         KIKI TSIAKAS                       20,000                     38,000                38,000
         24-64 Cadillac Drive
         East Meadow, NY 11554

         JOSE RENALDO

         QUINTEROS                          10,000                     19,000                19,000
         1163 Stratford Avenue
         New York, NY 10472



         The issuance of the foregoing shares was pursuant to an exemption from registration provided by Rule 504 of Regulation D. Accordingly, the certificates representing all of the shares, which were issued prior to April 7, 1999, do not bear a restrictive legend restricting transferability under the Securities Act.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 607.0850 of the Florida Business Corporation Act (the "FBCA") allows the Company to indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, such person had reasonable cause to believe that his or her conduct was unlawful.

         Section 607.0850 of the FBCA also allows the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by or in the right of the Company to procure a judgment in the Company's favor by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company. Indemnification shall not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction determining, after exhaustion of all appeals therefrom, to be liable to the Company or for amount paid in settlement to the Company, unless and only to the extent that, the court in which the proceeding was brought, or any other court of competent jurisdiction, determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         Section 607.0850 of the FBCA also provides that to the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any proceeding referred to in the paragraphs above, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.


         The Company's by-laws expand the indemnification provisions of the FBCA by providing that any termination of a civil or criminal action, suit or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere shall not in itself create a presumption that any officer or director did not act in good faith in the reasonable belief that his or her action was in the best interest of the Company or had reasonable grounds to believe that such action was not unlawful. The right to indemnification shall apply to the heirs, executors and administrators of such officer or director.


         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

Financial Statements

PART III.

Item 1.  Index to Exhibits

         The following exhibits are filed with this Form 10-SB:


Assigned Number               Description
---------------               -----------
(2)                           Articles of Incorporation, as amended*
(3)(ii)                       Bylaws*
(10)(i)                       Amended Operation Agreement dated
                              December 23, 1998*
(27)                          Financial Data Schedule

-------------------------------
*previously filed on October 3, 1999

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment number 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   November 24, 1999


                                         DISTRIBUTION MANAGEMENT SERVICES, INC.

                                         By: /s/ Leo Greenfield
                                         ----------------------------
                                             Leo Greenfield, President